

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

Mike Shapiro
Chief Financial Officer
Option Care Health, Inc.
3000 Lakeside Drive
Suite 300N
Bannockburn, Illinois 60015

Re: Option Care Health, Inc.
   Registration Statement on Form S-3
   Filed June 26, 2020
   File No. 333-239504

Dear Mr. Shapiro:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Abby Adams at (202) 551-6902 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences